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Exhibit 12.1

Gables Residential Trust
Calculation of Ratios of Earnings to Fixed Charges
Dollars in Thousands

		Years ended December 31,
	Three Months Ended March 31, 2003
		2002	2001	2000	1999	1998
Earnings:
Income from continuing operations before equity in income of joint ventures, gain on sale and minority interest	$8,234	$39,068	$43,283	$55,712	$55,641	$42,986
Add:
Gain on sale of previously depreciated operating real estate assets	—	17,906	34,110	28,622	9,166	—
Gain on sale of land and development rights	—	2,100	3,220	845	(252)	—
Distributions from unconsolidated joint ventures	418	12,425	1,703	1,432	349	408
Fixed charges (see below)	14,067	54,096	53,749	54,422	52,082	49,115
Subtract:
Interest capitalized	2,103	8,875	8,844	8,858	7,725	8,737
Loan cost amortization capitalized	61	229	204	196	192	227

Total earnings(1)	$20,555	$116,491	$127,017	$131,979	$109,069	$83,545
Fixed charges:
Interest expense and credit enhancement fees	11,479	43,656	43,663	44,473	43,246	39,167
Interest capitalized	2,103	8,875	8,844	8,858	7,725	8,737
Loan cost amortization expense	424	1,336	1,038	895	919	984
Loan cost amortization capitalized	61	229	204	196	192	227

Total fixed charges(2)	$14,067	$54,096	$53,749	$54,422	$52,082	$49,115
Ratio (1 divided by 2)	1.46x	2.15x	2.36x	2.43x	2.09x	1.70x

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  Exhibit 12.1
Gables Residential Trust Calculation of Ratios of Earnings to Fixed Charges Dollars in Thousands